Exhibit 17.1

Statement
Concerning Circumstances Surrounding
Cornelius Milmoe’s
Departure from Thorium Power, Ltd.

I have resigned as a director of Thorium Power, Ltd. CEO Seth Grae advised me on October 9, 2006 that the Company was going to remove me as Chief Operating Officer and initiate shareholder action to remove me as a Director. I disagree with this decision, and other Company decisions, but I do not have the resources to fight the removal as COO, and do not think it is in the best interests of the Company to engage in a proxy solicitation regarding the directorship. This statement explains my reasons for resigning as a Director.

In the Spring of 2005, I first became involved with Thorium Power to help implement its plan to commercialize its patented technology to dispose of plutonium. Since early April, 2006, I have served the Company as a Director and its Chief Operating Officer. Numerous Company SEC filings, press releases, and representations to investors have described my years of experience with the nuclear industry and in non-proliferation projects and emphasized my prospective role in the commercialization of the Company’s patented nuclear technology. This technology has great promise for the elimination of weapons grade plutonium, particularly in cooperation with US and Russian government agencies. The Company raised $15 million in a May 2006 private placement primarily for that purpose, as described in SEC filings and meetings with fund managers. Since April, it has spent virtually no money in Russia on technology development. I believed the delay in implementing these projects was attributable to the need for management to focus on actions required to close the merger between Thorium Power, Inc. and Novastar Resources. I looked forward to the closing as the date on which the Company and I could begin to focus on technology development and commercialization. On October 9, the first business day after the merger, I was told by Grae that I was being removed as COO without cause unless I resigned and signed a separation agreement containing a release of claims. I did not resign, and later that evening Grae noticed a Board meeting for October 16, 2006 for the stated purpose of considering my removal as a director and from the position of COO. I have not resigned but I consider myself to have been removed from the COO position without cause.

After October 9, I tried to determine whether there was a role inside the Company for me to continue to lead the technology development and commercialization effort. Grae has made it clear that this will not be possible for me as an employee, and that in no case would I be allowed to continue as COO. I have little confidence that the Company is committed to this key mission. Instead, the Company has spent or committed investor funds on:
•	Overhead expenses, such as legal fees, investor relations, public relations, and staff compensation, including a generous bonus to Grae;
•	Projects, such as the Texas HTGR advanced reactor and a possible advanced reactor in Poland that offer little hope of financial success or the development of proprietary technology; and
•	Potential acquisitions of businesses outside its core mission and publicly announced plan of developing its patented technology.

For the reasons stated and because I disagree with the Company’s apparent new direction, and its termination of my employment agreement, I have resigned as a director.

/s/ Cornelius J. Milmoe